Paul, Weiss, Rifkind, Wharton & Garrison LLP	Linklaters
10 Noble Street	One Silk Street
London EC2V 7JU	London EC24 8HQ
United Kingdom	United Kingdom
May 29, 2007
VIA EDGAR AND FEDERAL EXPRESS
Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	TOM Online Inc. and TOM Group Limited
Schedule 13E-3/A filed on May 2, 2007
File No. 05-81611
Dear Mr. Panos:
     We refer to your letter dated May 22, 2007 setting forth the comments of the Staff to the Schedule 13E-3, including the Scheme Document incorporated therein by reference and filed as an exhibit thereto (the “Schedule 13E-3”), filed by TOM Online Inc. (“TOM Online”) and TOM Group Limited (“TOM”) (collectively, the “Filing Persons”).
     We have set forth below the text of the Staff’s comments followed, in each case, by our response. Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Schedule 13E-3, which amends the Schedule 13E-3 initially filed by the Filing Persons with the Commission on May 1, 2007, as amended by Amendment No. 1 filed on May 2, 2007. Capitalized terms used in this letter have the meanings ascribed thereto in the Scheme Document filed as an exhibit to the Schedule 13E-3.
     In response to the Staff’s request for the “Tandy” acknowledgement, we attach hereto an acknowledgement signed by each of the Filing Persons.
     Schedule 13E-3
1.	Revise the legend on the outside cover page of the principal disclosure document to make clear that any representation to the contrary of what

Nicholas Panos
Securities and Exchange Commission
has already been stated is a criminal offense. See Rule 13e-3(e)(iii). At present, this legend only generically references illegality through use of the term “unlawful.”
     Response to Comment 1: In response to the Staff’s comment, we have amended the Schedule 13E-3 to include a revised legend, which reads as follows:
THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE US SECURITIES AND EXCHANGE COMMISSION OR BY ANY US STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY US STATE SECURITIES COMMISSION PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION NOR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
2.	As the filing persons are aware based on the disclosure provided under the heading “Special Factors” appearing on page 50 of the disclosure document, Rule 13e-3(e)(ii) requires disclosure of Items 7-9 on Schedule 13E-3 in this section. The disclosure, however, is required to be prominent and appear in the front of the disclosure document disseminated to security holders. Advise us how the filing persons met this disclosure obligation given the placement of the disclosure.
     Response to Comment 2: Following the common practice in Hong Kong, the Scheme Document places the Letter from the Board, the Letter from the Independent Board Committee and the Letter from the Independent Financial Adviser at the front of the Scheme Document. In order to comply with both Hong Kong and US rules and market practices, we placed the “US Special Factors” section at the first available section in the Scheme Document, which was in the front third of the document, and labelled the section “US Special Factors” so that it could easily be identified by US Scheme Shareholders. We also advised US Scheme Shareholders in the beginning of the Scheme Document, in the section entitled “Important Notices – Information for US Scheme Shareholders (including ADS Holders)”, that “US investors should be aware that this Scheme Document has been prepared in accordance with a Hong Kong format and style, which differs from the US format and style.”
     We have added in “Part I – Summary Term Sheet” of the Scheme Document, a new fourth sentence to the second paragraph thereof, which reads as follow:
The attention of the US Scheme Shareholders (including ADS Holders) is directed in particular to “Part VII – US Special Factors”.
3.	Revise the forepart of the disclosure statement, such as the section titled “How do the Proposals compare with the recent prices of Shares,” to prominently describe what the going private consideration represents. For example, clarify whether the going private consideration is an

Nicholas Panos
Securities and Exchange Commission
amount equivalent to the value of the company as a whole, or an amount equivalent to an arbitrary, calculated or negotiated distribution disproportionate to the market or future projected value of the company.
     Response to Comment 3: In response to the Staff’s comment, Item 1 of Schedule 13E-3 has been amended and supplemented as follows:
     By adding one sentence and two more additional cross references at the end of the paragraph headed “Payment” of “Part I — Summary Term Sheet” of the Scheme Document so that the new paragraph reads as follows:
Payment: Pursuant to the Share Proposal, all Scheme Shares (including all Scheme Shares underlying ADSs) will be cancelled in exchange for HK$1.52 in cash for each Scheme Share. Each ADS represents 80 Scheme Shares and, accordingly, upon the Share Proposal becoming effective, ADS Holders will, for each ADS, receive 80 times the Cancellation Price of HK$1.52 in cash, which at the Exchange Rate represents US$15.554 in cash, such sum to be paid to ADS Holders under the ADS Deposit Agreement upon surrender of the ADSs (net of permitted fees, expenses and withholding taxes, if any). The consideration was determined by TOM after considering, among other factors, TOM Online’s historical trading prices, research analysts’ estimates and price targets for Shares of TOM Online, and comparisons to trading multiples of shares of comparable companies, and represents a premium to the current market price of the Shares and the net asset value per Share of TOM Online as discussed further below under “Premium Prices”. See “Part VII – US Special Factors – 1. Special Factors – 1.1 Past Contacts, Transactions and Negotiations”; “Part VII – US Special Factors – 1. Special Factors – 3. Fairness – 3.1 TOM”; “Part VIII — Explanatory Memorandum — 15. Registration and Payment”; and “Part VIII — Explanatory Memorandum — 8. Comparisons of Value.”
     By adding the following disclosure as the last sentence in the answer to the question “How do the Proposals compare with recent prices of Shares?” in “Part II – Questions and Answers”:
The consideration was determined by TOM after considering, among other factors, TOM Online’s historical trading prices, research analysts’ estimates and price targets for Shares of TOM Online, and comparisons to trading multiples of shares of comparable companies, and represents a premium to the current market price of the Shares and the net asset value per Share of TOM Online .
4.	Confirm for us, if true, that under the description of the Share Proposal, any issuance of new shares by TOM Online to TOM would not involve an offer of securities to investors resident in the United States.

Nicholas Panos
Securities and Exchange Commission
     Response to Comment 4: TOM Online confirms that the issuance of new shares by TOM Online to TOM will not involve any offer of securities to investors resident in the United States.
5.	The cover page to TOM Online’s most recent Form 20-F shows two classes of securities registered pursuant to Section l2(g) of the Act. Please review whether or not this disclosure is correct and, if not, please amend the Form 20-F as appropriate. For guidance on whether American Depositary Shares should be treated as a class of securities separate and distinct from the Ordinary Shares, please see Exchange Act Release No. 34-29226.
     Response to Comment 5: The reference to ADSs on the cover of TOM Online’s Form 20-F at the time the Form 20-F was filed was not in compliance with Exchange Act Release No. 34-29226 and Rule 12g3-2(c), as only the ordinary shares were registered under Section 12(g) of the Exchange Act. As of July 31, 2006, ordinary shares of TOM Online have become registered under Section 12(b) of the Exchange Act in connection with the transition of Nasdaq to a national securities exchange and thus both the shares and the ADSs are registered.
6.	To the extent that TOM Online has two distinct classes of securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, please revise the fairness determinations made by each filing person to be directed at the unaffiliated security holders of each class or advise us why such disclosure is not required. It appears that two fairness determinations may be required given that the proposed transaction would be designed to produce the requisite going private effects specified in Rule 13e-3 with respect to each class.
     Response to Comment 6: The fairness determinations relate to the ordinary shares of TOM Online, including the ordinary shares underlying the ADSs. The determinations are addressed to the “Independent Shareholders” which term includes the ADS holders. To make sure this is clear, the letter from the Independent Board Committee makes reference to the “Independent Shareholders (including ADS holders).” As such, we do not believe that two separate fairness determinations are required.
7.	Advise us, with a view towards revised disclosure, how the filing persons fully complied with Item 1013(d) of Regulation M-A. See Instruction 3 thereto. The disclosure must, for example, also express the affiliates’ increased interest in net book value and net earnings in dollar amounts and percentages.
     Response to Comment 7: In response to the Staff’s comment, Item 7(d) of Schedule 13E-3 has been revised as follows:
     By adding the following disclosure as a new second sentence of the paragraph entitled “4.2 Participation in TOM Online” in “Part VII — US Special Factors – 4. Effects of the Proposals”:

Nicholas Panos
Securities and Exchange Commission
As a result, TOM will increase its interest in TOM Online’s net book value and net earnings from approximately 65.733% (as of April 26, 2007, assuming no Outstanding TOM Online Share Options are exercised before the Scheme becomes effective) to 90.002% after the Scheme becomes effective (assuming that no Outstanding TOM Online Share Options are exercised).
8.	Augment the disclosure to specifically identify the federal securities laws to which TOM Online will no longer be subject. At present, the general discussion about periodic reporting fails to inform unaffiliated security holders of the benefit being conferred upon the persons who will own the surviving company.
     Response to Comment 8: In response to the Staff’s comment, we have amended Item 7(d) of Schedule 13E-3 by amending the section headed “4.5 Exchange Act de-registration and availability of public information” in “Part VII—U.S. Special Factors” of the Scheme Document as follows:
     We have amended the existing language of the second paragraph by replacing the current disclosure with the following:
Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by TOM Online to the SEC and would make provisions of the Exchange Act applicable to foreign private issuers with a reporting obligation under Section 13(a) or 15(d) of the Exchange Act no longer applicable to TOM Online. For example, TOM Online would no longer be required to file an annual report on Form 20-F or to make submissions of material information on Form 6-K, in each case as required under Section 13(a) of the Exchange Act, or to maintain a system of internal controls over financial reporting in accordance with the standards prescribed by the Exchange Act. In addition, withdrawal of the ADSs from NASDAQ would render inapplicable certain corporate governance standards that currently apply to TOM Online by reason of the NASDAQ listing standards and Rule 10A-3 of the Exchange Act (relating to independent audit committees). As noted in the last paragraph of the section headed “2. Purposes, Reasons for and Benefits of the Proposals” in “Part VII – US Special Factors” of this Scheme Document, there are costs associated with continued registration under the Exchange Act of TOM Online. Upon termination of such registration, the benefits of such reduced costs would accrue to TOM as holder in the aggregate of 90.002% (assuming that no Outstanding TOM Online Share Options are exercised) of TOM Online.
9.	Quantify the cost savings of no longer being subject to the federal securities laws. See Instruction 2 to Item 1013 of Regulation M-A. Identify these savings as a benefit being conferred upon the affiliated parties who are engaged in this transaction.

Nicholas Panos
Securities and Exchange Commission
     Response to Comment 9: We refer to our response to Comment 8 in which we have cross-referenced in the discussion of the effects of the going private transaction, the termination of registration and savings of those costs associated with continued registration, as discussed in the section headed “2. Purposes, Reasons for and Benefits of the Proposals” in “Part VII – US Special Factors” of the Scheme Document.
     The Option Proposal, page 23
10.	Please advise us with a view toward revised disclosure, what consideration has been given to the application of Section 14(e) and Regulation 14E to the option proposal. While we recognize the offer to purchase the options is contingent upon the Share Proposal becoming effective and binding, please confirm that TOM and its agent are aware that the filing of a Form 15 by TOM Online will not terminate the need for parties to comply with Section 14(e) and Regulation 14B for at least 90 days after the filing of such form.
     Response to Comment 10: We draw your attention to page 6 of the Scheme Document, under “Part II – Questions and Answers.” In the last paragraph of the response to the question “What are the Proposals and the Scheme?”, the Scheme Document states that “The Option Proposal will be implemented by way of a tender offer which will be executed in reliance on, and compliance with, the exemptions afforded by Rule 13e-3(g)(6) and Rule 14d-1(c) or Rule 13e-4(h)(8) under the Exchange Act.” The Option Proposal will comply with Section 14(e) and Regulation 14E under the Exchange Act, except to the extent exempted from such provisions by Rule 14d-1(c).
     TOM Online and its agents confirm that they are aware that the filing of a Form 15 by TOM Online will not terminate the need for parties to comply with Section 14(e) and Regulation 14E for at least 90 days after the filing of such form.
     Letter from the Independent Financial Advisor...., page 31
11.	The disclosure on this page indicates the letter is “for the information of the Independent Board Committee solely in connection with their consideration of the Proposals....” Revise the summary of the report to make clear, if true, that unaffiliated security holders may rely upon the materials when making their investment decision. Alternatively, provide the disclosure that is required with respect to fairness opinions that do not want remove the limitation on reliance. The publicly available guidance administered in this area is available on our website under the Division of Corporation Finance’s Current Issues Outline at Section II.D.3.
     Response to Comment 11: We note the Staff’s guidance referred to in the comment and believe that the language in question does not constitute the type of disclaimer intended to limit an unaffiliated shareholder’s reliance cited by the Staff. Although the language in question (that “the report is for the information of the

Nicholas Panos
Securities and Exchange Commission
Independent Board Committee solely in connection with ...”) uses the term “solely”, such term is intended to limit the use by the Independent Board Committee of the report to usage in connection with consideration of the Proposals. We also note that later in that paragraph, the disclosure states that the “opinion is directed to the Independent Board Committee” again without negating reliance by shareholders. We contrast these statements with phrases such as “the report is provided solely to the Committee,” “the report is solely/only for the benefit of the Committee,” “no one may rely on the report” and “the report is addressed only to the Committee and is not intended to be relied upon by any shareholder” cited by the Staff as giving rise to concern.
     To clarify the position, in response to the Staff’s comment, we have amended Item 9(b) of Schedule 13E-3 to include in the seventh paragraph of the section headed “Summary of Report and Opinion of the Independent Financial Adviser” in the section headed “3. Fairness – 3.2 TOM Online” in “Part VII – US Special Factors” of the Scheme Document, to replace the second sentence with the following disclosure:
Independent Shareholders are urged to read such opinion carefully in its entirety for a description of the procedures followed, the factors considered, the assumptions made, and the limitations on the analysis undertaken by ING, and may rely on such opinion as an opinion directed solely as to whether the consideration to be paid to the Scheme Shareholders and Optionholders pursuant to the Proposals is fair, from a financial point of view, to such Scheme Shareholders and Optionholders and not as how the Scheme Shareholders should vote in the Meetings.
     Please also see our response to Comment 12 with respect to Independent Shareholders.
     Fairness, page 56
12.	We note the repeated references to the “Independent Shareholders.” As stated in the Division of Corporation Finance’s publicly available Excerpt of the November 2000 Current Issues Outline beneath the Rule 13e-3 guidance on our website, members of senior management of the issuer, such as officers and directors, are generally deemed affiliates. These affiliates may own Common Shares and/or ADS of the issuer. Accordingly, please revise each filing person’s fairness determination so that it is expressly directed to unaffiliated security holders. The references to “Independent Shareholders (including without limitation the ADS Holders) neither comply with Item 8 of Schedule 13E-3 nor corresponding Item 1014(a) of Regulation M-A.

Nicholas Panos
Securities and Exchange Commission
     Response to Comment 12: In response to the Staff’s comment, we have amended Item 8(a) of Schedule 13E-3 to revise the introductory paragraph of the section “3. Fairness” in “Part VII – US Special Factors” of the Scheme Document as follows:
The Scheme and the Proposals will be treated as a ‘going private’ transaction under the applicable rules and regulations of the Exchange Act. TOM and TOM Online are required to state their respective beliefs as to the procedural and substantive fairness of the Proposals to the unaffiliated security holders of TOM Online. TOM and TOM Online are making the statements included in this section for the purposes of complying with the requirements of Rule 13e-3 and related requirements under the Exchange Act and, accordingly, for purposes of the following discussion of fairness and any statements about the determination of fairness of the Proposals, references to ‘Independent Shareholders’ shall be read and understood as the unaffiliated security holders of TOM Online (excluding, therefore, TOM Online’s affiliated securityholders such as any executive officers and directors of TOM Online who are securityholders).
We understand, that in compliance with requirements under the Hong Kong Takeovers Code with respect to the independence of persons who can vote at the Court Meeting, the term “Independent Shareholders” excludes TOM and parties acting in concert with it, a concept that would not generally exclude all executive officers and directors of TOM Online.
13.	In view of the requirements to direct the fairness determinations to the unaffiliated security holders of the class that is going private, please supplement the disclosure with respect to the ING fairness advisor to meet this disclosure standard.
Response to Comment 13: Please refer to our response to comment 12 above.
14.	Provide us with a brief legal analysis in support of the apparent view that the Goldman Sachs presentations did not constitute a report, opinion or appraisal within the meaning of Item 1015 of Regulation M-A. Item 1015(b), for example, does not indicate that the report, opinion or appraisal to be in writing or that an opinion statement be issued as a prerequisite for determining when disclosure is required.

Response to Comment 14:
     The Filing Persons believe that the presentations by Goldman Sachs made on August 21, 2006, September 1, 2006 and March 3, 2007 do constitute reports, opinions or appraisals within the meaning of Item 1015 of Regulation M-A. The August 21, 2006 and September 1, 2006 presentations are described on pages 51 and 69 of the Scheme Document, and the March 3, 2007

Nicholas Panos
Securities and Exchange Commission
presentation is described on pages 52 and 69-70 of the Scheme Document. Only the March 3, 2007 presentation was referenced on the Schedule 13E-3 under Item 9 and filed as Exhibit (c)(2) to the Schedule 13E-3 because, as noted in the Scheme Document, the August 21, 2006 and September 1, 2006 presentations were preliminary versions of the March 3, 2007 presentation, which updated and superseded the prior presentations. The information contained in the August 21, 2006 and September 1, 2006 presentations either was updated and included in the March 3, 2007 presentation or was excluded from such presentation because the information was outdated, obsolete or irrelevant to the Proposals. Further, the TOM Board relied only on the March 3, 2007 presentation to make its decisions regarding the Proposals. Since the August 21, 2006 and September 1, 2006 presentations were not relied upon by the TOM Board with respect to the Proposals, they were not material to the TOM Board’s determinations and thus were not included as exhibits to the Schedule 13E-3.
     The Filing Persons believed and continue to believe that these presentations are not materially related to the transaction but in response to the Staff’s comment, we have filed the August 21, 2006 and September 1, 2006 presentations as exhibits (c)(4) and (c)(5), respectively, to Amendment No. 2 to the Schedule 13E-3.
     We have also amended Item 9(a) of the Schedule 13E-3 to add references to pages 51 and 52 in Part VII under the caption “US Special Factors—1.1 Past Contacts, Transactions and Negotiations—The Privatisation of TOM Online” and amended and supplemented the disclosure on pages 51 and 52 of the Scheme Document as follows:
     By replacing on page 51 the second sentence of the paragraph beginning “On 21 August 2006 . . .”, with the following:
This presentation included summaries and analyses of historical trading data for the Shares and ADSs of TOM Online, including in comparison to historical trading prices for selected internet and wireless companies.
     By replacing on page 51 the second sentence of the paragraph beginning “On 1 September 2006 . . .”, with the following:
This presentation included (i) an overview of TOM Group and TOM Online, (ii) summaries and/or analyses of historical trading data for the Shares and ADSs of TOM Online, (iii) summaries of research analysts’ recommendations, earnings estimates and price targets for Shares of TOM Online, (iv) comparisons to trading multiples and financial ratios for other selected internet and wireless companies, (v) summaries of historical premiums paid in selected Hong Kong public market merger and acquisition transactions, (vi) financial analyses at various potential offer prices and (vii) an overview of TOM Online shareholders and historical short interest volume in TOM Online ADSs.

Nicholas Panos
Securities and Exchange Commission
     By replacing on page 52 the second sentence of the paragraph beginning “On 3 March 2007 . . .”, with the following:
This presentation included (i) an overview of TOM Group and TOM Online, (ii) summaries of key recent industry developments affecting TOM Online, (iii) summaries and/or analyses of historical trading data for the Shares and ADSs of TOM Online, (iv) summaries of research analysts’ recommendations, earnings estimates and price targets for Shares of TOM Online, (v) comparisons to trading multiples and financial ratios for other selected internet and wireless companies and (vi) financial analyses at various potential offer prices.
     We have also amended Item 9(a) of the Schedule 13E-3 to amend and supplement the disclosure on page 69 in “Part VII—US Special Factors—3. Fairness—3.4 Goldman Sachs Presentations” as follows:
     By replacing the third sentence in the paragraph beginning “Between 17 August 2006 and 1 September 2006, . . .”, with the following:
The 3 March 2007 presentation included (i) an overview of TOM Group and TOM Online, (ii) summaries of key recent industry developments affecting TOM Online, (iii) summaries and/or analyses of historical trading data for the Shares and ADSs of TOM Online, (iv) summaries of research analysts’ recommendations, earnings estimates and price targets for Shares of TOM Online, (v) comparisons to trading multiples and financial ratios for other selected internet and wireless companies and (vi) financial analyses at various potential offer prices.
     We have also amended Item 9(b) of the Schedule 13E-3 to add the following disclosure after the first sentence in the first full paragraph in the section headed “Part VII—US Special Factors—6. Persons/Assets Retained, Employed, Compensated or Used” on page 75 of the Scheme Document:
TOM engaged Goldman Sachs based on its qualifications, expertise and reputation. Goldman Sachs is an internationally recognized investment banking firm and, as part of its investment banking activities, regularly engages in analyzing businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and performing analysis for estate, corporate and other purposes. In the ordinary course of business, Goldman Sachs and its affiliates may hold or actively trade in securities of TOM Online or those of its affiliates for Goldman Sachs’ own account and for the account of Goldman Sachs’ customers and, accordingly, may at any time hold a long or short position in such securities.

Nicholas Panos
Securities and Exchange Commission
15.	Each filing person must independently disclose their belief as to whether the transaction is substantively and procedurally fair to the unaffiliated security holders. Please revise. See Item 1014(a) of Regulation M-A and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). Refer also to Question and Answer No. 21 of Exchange Act Release No. 17719 (April 13, 1981).
     Response to Comment 15: We note that the section headed “3. Fairness – 3.1 TOM” in “Part VII – US Special Factors” of the Scheme Document states that TOM “believes that the Proposals are both substantively and procedurally fair ....” In response to the Staff’s comment, we have amended Item 8(a) of Schedule 13E-3 to include in the introductory paragraph of the section headed “3. Fairness” of “Part VII – US Special Factors”, in the third line before the word “fairness” the phrase “procedural and substantive” and by adding, after the first paragraph of the section headed “3. Fairness –3.2 TOM Online” in Part VII of the Scheme Document, the following disclosure:
The Independent Board Committee believes that the Proposals are both substantively and procedurally fair to the Independent Shareholders (including without limitation the ADS Holders).
16.	Each filing person must disclose whether and why they believe, if true, that the proposed transaction is procedurally fair despite the apparent absence of at least one of the safeguards identified in Item 1014(c)-(e) of Regulation M-A. Refer to Question and Answer No. 21 of Exchange Act Release No. 17719 (April 13, 1981).
     Response to Comment 16: In response to the Staff’s comment, we have amended Item 8(a) of the Schedule 13E-3 as follows:
     To add the following paragraph before the last paragraph in the section entitled “US Special Factors – 3. Fairness – 3.1 TOM” under Part VII of the Scheme Document:
Although the Independent Board Committee did not retain an unaffiliated representative to act solely on behalf of the unaffiliated shareholders, TOM believes that the establishment of the Independent Board Committee and the retention of the Independent Financial Adviser constituted sufficient procedural safeguards for the unaffiliated shareholders.
     With respect to TOM Online, in response to the Staff’s comment, we have amended Item 8(a) of Schedule 13E-3 by adding after the introductory paragraph of the section headed “3. Fairness – 3.2 TOM Online” in “Part VII — US Special Factors” of the Scheme Document the following disclosure:

Nicholas Panos
Securities and Exchange Commission
despite the fact that Independent Board Committee did not appoint an independent representative to act exclusively as the agent of the unaffiliated shareholders for the purpose of negotiating the terms of the Proposals.
     The second paragraph of the section headed “3. Fairness – 3.2 TOM Online” (as amended to reflect this comment and the response to the Staff’s comment 15) will, therefore, read as follows:
The Independent Board Committee believes that the Proposals are both substantively and procedurally fair to the Independent Shareholders (including without limitation the ADS Holders), despite the fact that Independent Board Committee did not appoint an independent representative to act exclusively as the agent of the unaffiliated shareholders for the purpose of negotiating the terms of the Proposals.
     We believe the foregoing should address the Staff’s concerns with respect to Item 1014(d) of Regulation M-A. With respect to Items 1014(c) and (e) of Regulation M-A, we note the responses to Items 8(c) and (e) on Schedule 13E-3 (corresponding to Items 1014(c) and (e) of Regulation M-A), which incorporate by reference sections of the Scheme Document stating that: (i) the Scheme must be approved (by way of poll) by a majority in number of the Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of the Scheme Shares that are voted either in person or by proxy by the Independent Shareholders at the Court Meeting, provided that the Scheme is not disapproved (by way of poll) by Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by Independent Shareholders; and (ii) the transaction was approved by the majority of directors who are not employees of TOM Online (see Part V – Letter from the Independent Board Committee). Accordingly, since the safeguards identified in Items 1014(c) and (e) of Regulation M-A are present and identified, the Filing Parties did not address the absence of these safeguards in their respective fairness statements.
17.	Item 1014(b) of Regulation M-A requires a discussion of the material factors upon which a belief as to fairness is based as to each filing person. The discussion of factors considered in determining the fairness of the proposed transaction should address the factors set forth in general Instruction (2) to Item 1014 of Regulation M-A. While we recognize that not all of the factors may have been material to the fairness determination, we believe that at least certain minimal elements should be included in this discussion. Each filing person in the instant transaction must expand the fairness discussion in support of their fairness determination with regard to the impending purchase to specifically address the Item 1014(b) factors to the extent not already addressed. See Question and Answer 20, Exchange Act Release No. 17719 (April 13 1981). If conclusions were reached that none of the omitted factors were material, please disclose the bases for such conclusions. For example, the relevance of going concern

Nicholas Panos
Securities and Exchange Commission
value must be specifically addressed as the existing conclusory statement does not comply with Instruction 3 to Item 1014 of Regulation M-A. Historical stock prices and Net Book Value as need to be expressly addressed and discussed. Adoption of the analysis of another party is also permitted, but only to the extent such party expressly addressed such factors. See Questions and Answers Nos. 20 & 21 in Exchange Act Release No. 17719 (April 13, 1981).
     Response to Comment 17: In response to the Staff’s comment, we have amended Item 8(b) of the Schedule 13E-3 as follows:
     To replace the third bullet point in the section headed “3. Fairness – 3.1 TOM” in “Part VII - US Special Factors” of the Scheme Document with the following disclosure:
TOM has considered an analysis of the trading performance of TOM Online’s industry comparables, which included an analysis of TOM Online’s historical stock prices;
     To replace the third to last paragraph in the section entitled “3. Fairness – 3.1 TOM” in “Part VII — US Special Factors” of the Scheme Document with the following disclosure:
TOM did not explicitly consider the “going concern” value of TOM Online. It did however implicitly consider such “going concern” value by taking into account, as discussed above, TOM Online’s current and anticipated business, financial conditions, results of operations and prospects, expectations of profitability, and other forward-looking matters.
     To add the following paragraph before the last paragraph under the heading “The Board” in the section headed “3. Fairness – 3.2 TOM Online” in “Part VII — US Special Factors” of the Scheme Document:
The Board did not explicitly consider the “going concern” value of TOM Online, as it adopted the recommendation of the Independent Board Committee. The Independent Board Committee did not expressly consider “going concern” of TOM Online. It did, however, implicitly consider such “going concern” value. Even though no discounted cash flow analysis was performed (for the reasons cited in the paragraph “Summary of the Qualitative and Financial Analysis Conducted by ING” of the section headed “3. Fairness – 3.2 TOM Online – Summary of Report of the Independent Financial Adviser” in Part VII of this Scheme Document), the Independent Board Committee implicitly considered “going concern” value by taking into account, as discussed below under “The Independent Board Committee”, TOM Online’s current and anticipated business, financial conditions, results of

Nicholas Panos
Securities and Exchange Commission
operations and prospects, expectations of profitability, and other forward-looking matters.
     With respect to historical stock prices and net book value, we note that the Board of TOM Online adopted the recommendations of the Independent Board Committee, which relied on the Independent Financial Adviser, whose report explicitly “reviewed the historical market prices and trading volumes for the Shares and the ADSs” and the net asset value of TOM Online. See “US Special Factors – 3. Fairness – 3.2 TOM Online – The Independent Board Committee” in Part VII of the Scheme Document. We also respectfully note that TOM states that it considered as a factor in its fairness determination the fact that the “Cancellation Price also represents a premium of approximately 117.1% to the audited consolidated net asset value per Share of approximately HK$0.7001 as at 31 December 2006” (emphasis added). Accordingly, we believe that with the above revised disclosures, TOM and TOM Online have addressed all the factors required to be addressed by Instruction 3 to Item 1014 of Regulation M-A.
18.	Advise us, with a view toward revised disclosure, the basis upon which the filing persons have concluded that the parties acting in concert with TOM do not need to be identified as filing persons on the Schedule 13E-3. Alternatively, revise the schedule to identify them on the cover page, provide the required disclosures and add them as signatories to the schedule. We note, for example, that the definition of Independent Shareholder includes not less than six persons who are disqualified from being defined as Independent.
     Response to Comment 18: Under the Hong Kong Takeovers Code, the parties presumed to be “acting in concert” with TOM in relation to Share Proposal include Romefield, Easterhouse, Cranwood, Handel, Schumann, Devine Gem and Mr. Wang Lei Lei (if he becomes a Shareholder). Romefield, Easterhouse, Cranwood, Handel, Schumann and Devine Gem are presumed to be “acting in concert” with TOM because they fall within class (1) of the classes of persons (in the definition of “acting in concert” in the Takeovers Code) that are presumed to be “acting in concert” with others in the same class unless the contrary is established. The persons in such class (1) are: “a company, its parent, its subsidiaries, its fellow subsidiaries, associated companies of any of the foregoing, and companies of which such companies are associated companies.” Mr. Wang Lei Lei (if he becomes a Shareholder) and TOM fall within class (2) of the classes of persons (in the definition of “acting in concert” in the Takeovers Code) that are presumed to be “acting in concert” with others in the same class unless the contrary is established. The persons in such class (2) are “a company with any directors (together with their close relatives, related trusts and companies controlled by any of the directors, their close relatives or related trusts) of it or of its parent.”
     With respect to Schedule 13E-3, the Current Issues and Rulemaking Projects issued by the SEC’s Division of Corporation Finance on November 14, 2000 states

Nicholas Panos
Securities and Exchange Commission
that there are two issues to consider when determining filing person status: (1) what entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1); and (2) when those affiliates should be deemed to be engaged, either directly or indirectly, in the going-private transaction. Under Rule 13e-3(a)(1), an affiliate of an issuer is defined as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Romefield, Easterhouse, Cranwood, Handel, Schumann, Devine Gem and Mr. Wang Lei Lei (if he becomes a shareholder) are not affiliates of TOM Online under Rule 13e-3(a)(1) because TOM Online is not under common control with Romefield, Easterhouse, Cranwood, Handel, Schumann, Devine Gem and Mr. Wang Lei Lei (if he becomes a shareholder), and TOM Online is not controlled by any of them. Furthermore, none of these parties can be deemed to be engaging in the going-private transaction, in that none of them will be purchasing shares of TOM Online and none of them have been materially involved in the discussions or planning of the transaction. In addition, as a result of the transaction, their shareholdings either will not change or decrease to zero, and they will continue to not have control over TOM Online and hence, they are not affiliates. Consequently, we are of the view that they are not filing parties for the purposes of the Schedule 13E-3.
* * *
     We trust that the foregoing are responsive to the Staff’s comments. Your prompt review of our responses would be greatly appreciated. If you have any questions please do not hesitate to contact the undersigned at +44 20 7367 1601 or +44 20 7456 2000, respectively.

Sincerely,

/s/ Mark S. Bergman

Mark S. Bergman Paul, Weiss, Rifkind, Wharton & Garrison LLP

/s/ Thomas B. Shropshire, Jr.

Thomas B. Shropshire, Jr. Linklaters LLP

cc:	Peter Schloss, TOM Online, Inc.
Tommei Tong, TOM Group Limited
Angela Mak, TOM Group Limited

Nicholas Panos
Securities and Exchange Commission
CERTIFICATE OF ACKNOWLEDGEMENTS
TOM Online Inc. (“TOM Online”) and TOM Group Limited (“TOM”) have filed a Schedule 13E-3 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed Privatisation (the “Privatisation”) of TOM Online. The SEC issued comments on the Schedule 13E-3 and the related Scheme Document and requested certain acknowledgements from the persons filing the Schedule 13E-3. In connection with responding to the SEC comments and filing amendments to the Schedule 13E-3 and the Scheme Document, each of the undersigned, severally and not jointly, does hereby acknowledge that:
•	the undersigned is responsible for the adequacy and accuracy of the disclosure relating to the Privatisation and related transactions and to any other matters within the undersigned’s knowledge in the Scheme Document and in all filings made pursuant to Rule 13e-3;

•	SEC Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to any such filing; and

•	the undersigned may not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
This Certificate may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same instrument.
IN WITNESS WHEREOF, each of the undersigned has executed, or has caused its duly authorized officer to execute, this Certificate on this 29th day of May, 2007.

TOM ONLINE INC.
By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Executive Director

TOM GROUP LIMITED
By:	/s/ Tommei Tong
	Name:	Tommei Tong
	Title:	Chief Executive Officer